June 15, 2007

VIA EDGAR AND FEDEX

Ms. Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                               Polypore International, Inc.
Registration Statement on Form S-1 (File No. 333-141273)

Dear Ms. Long:

                On behalf of Polypore International, Inc. (the “Company” or “Polypore”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement on Form S-1 filed March 14, 2007, as amended by Amendment No. 1 to the Registration Statement on March 20, 2007, Amendment No. 2 to the Registration Statement on May 1, 2007 and Amendment No. 3 to the Registration Statement on May 25, 2007 (as amended, the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter dated June 14, 2007 to Robert B. Toth, President and Chief Executive Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 4 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment. The Company notes that it has concurrently filed an amended confidential treatment request with respect to Exhibits 10.20 to 10.25 to the Registration Statement in response to the comments of the Staff contained in your letter dated June 13, 2007 to Phillip Bryson, Esq. and that such request is currently pending.

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Results of Operations, page 37

Selling, general and administrative expenses, page 40

1.             Comment: We note your revised disclosures on pages 40 and 42 in response to comment 3 in our letter dated May 17, 2007.  Please expand your SG&A discussion for 2006 to explain and quantify the additional increase of $3.8 million.  In addition, quantify the reasons for the decrease in your SG&A expenses for 2005.

                Response:  The Company has revised the Registration Statement to comply with the Staff’s comment on pages 40 and 43.

Income taxes, net, page 40

2.             Comment: We note your revised disclosures on page 40 for your changes in your income taxes, net for 2006 compared with 2005, specifically your table from the U.S. Federal statutory rate to your effective tax rate.  In consideration that your income tax rate fluctuated from 38.0% for 2004 compared to 74.6% for 2005, please provide a similar reconciliation for this period as well as for your 3 month interim period ended March 31, 2007 compared to April 1, 2006.  We note you have calculated your effective tax rate to be (96.5%) for the 3 months ended March 31, 2007 compared to (50.7%) for the 3 months ended April 1, 2006.  In your discussion of results of operations, please specifically discuss why you have a significant income tax benefit in consideration that you had income in the 3 months ended March 31, 2007.

                Response:  The Company has revised the Registration Statement to comply with the Staff’s comment on page 39.

Compensation Discussion and Analysis, page 76

3.             Comment: We note your response to comment 8 in our letter dated May 17, 2007.  Please note that we are still reviewing your response and may have further comments.

                Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 79 to include the requested Adjusted EBITDA information.

Recent accounting pronouncements, page F-12

4.             Comment: We have reviewed your response to comment 9 in our letter dated May 17, 2007.  We continue to believe that the reduction of the accrual for postretirement benefits of $2,593,000 should be shown as a component of operating income.  In this regard, we note that this item is a form of compensation expense and changes in the related accrual should be reflected in cost of goods sold or selling, general and administrative expenses, as appropriate.

                Response:  The Company has revised the Registration Statement to comply with the Staff’s comment on page F-13.

17. Segment Information, page F-34

5.             Comment:  We have reviewed your response to comment 12 in our letter dated May 17, 2007 and note the following:

•                  You indicate that the lead-acid and lithium battery segments are at different stages of their life cycles.

•                  You provide explanations for differences in sales prices, cost of goods sold, and selling, general, and administrative expenses between your lead-acid and lithium battery segments.

•                  You identify significantly different revenue growth rates and gross margins between the lead-acid and lithium battery segments presented in your response.

In light of the items noted above and the reasons you have given in Exhibit 5 in your response dated April 30, 2007, it appears to us that these segments are not currently economically similar.  We remind you that the aggregation of segments should be consistent with the objective and basic principles of Statement 131 - to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates in order to help users of financial statements better understand the enterprise’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole.  Statement 131 mentions that segments having similar economic characteristics would be expected to have similar long-term average gross margins.  We understand that evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.  In this regard we note that you expect the lead-acid and lithium battery markets to converge in the future.  We therefore remind you that you must continue to evaluate the future prospects of these two operating segments and if their future gross margins and sales do not begin to trend together, you may need present disaggregated segment information in the future. In addition, please revise your disclosure to clarify that you are aggregating operating segments as required by paragraph 26a of SFAS 131.

                Response:  The Company has revised the Registration Statement on pages F-34 and F-50 to comply with the Staff’s comment in the last sentence of this Comment #5.

12. Acquisition, page F-49

6.             Comment: We have reviewed your response to comment 14 in our letter dated May 17, 2007. Please tell us what consideration you gave to the guidance set forth in EITF 04-4 - Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in that Subsidiary, specifically paragraph 16 of the Status Section.  Ensure your response addresses the specific terms of the put and call options.

                Response:  Effective January 1, 2007, the Company purchased a 60% share in DNPET for approximately $5.2 million (represents less than ½ of 1% of the Company’s total assets). In connection with the acquisition, the Company received a call option and the seller received a put option. The exercise price of the call and put options is $3.6 million for the first five years, which is less than ½ of 1% of the Company’s total assets. The terms of the put and the call option are as follows:

•      Upon written notice during the 30 business days following January 1, 2009, NSG may require Polypore to purchase from NSG, or Polypore may require NSG to sell to Polypore, any shares of DNPET then owned by NSG for $3.6 million.

•      If the options are not exercised in 2009, then during the 30 business days following January 1, 2012, NSG may require Polypore to purchase from NSG, or Polypore may require NSG to sell to Polypore, any shares of DNPET then owned by NSG for $3.6 million.

•      If the options are not exercised in 2009 or 2012, Polypore or NSG can execute a call or put option requiring Polypore to purchase NSG’s 40% minority interest for the fair value of those shares, as determined by an independent appraiser.

The Company concluded that the guidance in EITF 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary does not apply to this transaction based on the following:

•      The Company believes that the situation described in paragraph 1 of the EITF and the three derivative types referenced in paragraph 1 are not similar to the Company’s transaction with DNPET. The issues discussed in paragraph 1 relate to situations where a 100% owner sells a minority interest to a third party, but can exercise a call option to purchase the same minority interest back or the purchaser can exercise a put option to require the parent to buy back the same minority interest.  In these situations, the derivative is related to the shares that were sold in the original transaction. In the DNPET transaction, the put and call options relate to the 40% ownership that the Company has not previously owned.

•      The terms of the derivatives described in paragraph 1 of the EITF are different than the terms included in the DNPET transaction. For example, Derivative 1 and 2 of paragraph 1 each have a fixed price and stated future date. For the DNPET transaction, the put and call options have fixed prices for a period of time, but the price is unknown after five years as the fair value would be determined by an independent appraiser. Also, the exercise date of the put option is not stated and can take place after two years, five years or anytime after five years.

•      Paragraph 3 of the EITF notes that the scope of this issue is limited to the specific derivatives described in the issue. As described above, the Company does not believe that the derivatives described in this issue are similar to the instruments issued in connection with the DNPET transaction.

•      Paragraph 6 of the EITF notes that “under each of the issues and derivatives in this Issue, the risks and rewards of owning the minority interest have been retained by the parent during the period of the derivative, notwithstanding the legal ownership of the minority interest by the counterparty.” The use of the word “retained” indicates that the specific derivatives discussed in this EITF relate to situations where an interest is sold but the seller “retains” the rights to buy back the interest that it sold through derivative instruments. This is not the same situation as the DNPET transaction, as the Company did not “retain” ownership of the minority interest since it purchased 60% of the shares and never owned the 40% minority shares.

•      Paragraph 16 of the EITF discusses how Derivatives 1, 2 and 3 would be accounted for under FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The EITF discusses how the derivatives described in the EITF would be accounted for under SFAS 150 if they were issued as single freestanding instruments. The Company does not believe that the put and the call option contained in the DNPET transaction are freestanding under SFAS 150.  Under SFAS 150, if the exercise of one instrument terminates the other, then the instruments would not normally be freestanding. In the DNPET transaction, if the put option is exercised, the call option will be terminated and vice-versa. The EITF notes that if the written put and call options are embedded in the shares and the shares are not mandatorily redeemable, the freestanding instrument is not in the scope of SFAS 150.

7.             Comment: Notwithstanding the above, please further explain how you have determined that the fair value of the put option does not fluctuate based on the changes in the underlying variables.  In this regard, we do not understand why the fair value of DNPNET would not change subsequent to the acquisition date solely because the Company is the controlling shareholder.

                Response:  The Company believes that the fair value of the put and call option does not fluctuate because the fair value of the underlying variable does not fluctuate. The underlying variable is represented by the 40% minority interest in DNPET retained by the seller.

The Company has experienced significant growth in Asia, particularly in China. The acquisition of a 60% interest in DNPET represents an opportunity for the Company to expand its production capacity in China in response to current and future growth opportunities. From the Company’s perspective, the 40% minority interest retained by the seller represents the fair value of production capacity at the date of acquisition.  At the date of acquisition, DNPET manufacturing facility was largely idle.  Since future improvements in the production capability of the facility will largely be a result of the Company’s efforts through its day-to-day management activities, the Company does not believe that the fair value of the 40% minority interest (i.e. production capacity) retained by the seller will fluctuate as a result of these activities.

Exhibit 5.1 — Legal Opinion

8.             Comment: Please delete the qualification in the fourth paragraph, which assumes that the company has filed and the Secretary of State of the State of Delaware has accepted the certificate of incorporation.

                Response:  The legal opinion in Exhibit 5.1 to the Registration Statement has been revised to comply with the Staff’s comment.

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                In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or Nicole Napolitano at (212) 728-8781 with any further questions or comments.

Very truly yours,

/s/ Carla J. Rothenberg

Carla J. Rothenberg

Enclosures

cc:                                 Mr. Robert B. Toth
Mr. Uzair Dossani
Cristopher Greer, Esq.
Gary L. Sellers, Esq.
Nicole Napolitano, Esq.